Exhibit 99.1

Media Release

MorphoSys and I-Mab Announce First Patient Dosed in U.S. Phase 1 Study of MOR210/TJ210 in Patients with Advanced Cancer

PLANEGG/MUNICH, Germany and SHANGHAI, China – January 25, 2021 – MorphoSys (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) and I-Mab (NASDAQ: IMAB) today announced that the first patient has been dosed in a phase 1 dose escalation study to evaluate the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of MOR210/ TJ210 monotherapy in patients with relapsed or refractory advanced solid tumors in the United States.

MOR210/TJ210 is a monoclonal antibody developed by MorphoSys that is directed against complement factor C5a receptor 1 (C5aR1). Produced in the tumoral microenvironment, its ligand C5a acts as a chemoattractant to recruit tumor-promoting cells such as myeloid-derived suppressor cells, M2 macrophages and neutrophils. MOR210/TJ210 is designed to induce anti-tumor properties by blocking the activation and migration of C5aR1-expressing myeloid cells.

Preclinical studies have shown that targeting the C5aR-C5a axis exerts anti-tumor activity with immune checkpoint inhibitors. Furthermore, in vitro activity was observed for blocking the C5a/C5aR pathway also at very high C5a concentrations leading to a long duration of action. MOR210/TJ210 demonstrated a good safety profile with no observed adverse effects up to the highest dose tested in non-clinical safety studies.

The phase 1 clinical trial is an open-label dose escalation study with multiple doses in multiple centers in the U.S. to evaluate the safety, tolerability, and PK/PD of MOR210/TJ210 in subjects with advanced solid tumors. The development program will evolve into further clinical combination studies of MOR210/TJ210 with checkpoint inhibitors.

“We are encouraged by the data observed in the preclinical studies and believe that TJ210/MOR210 with its unique properties has great potential to target difficult-to-treat cancers,” said Dr. Joan Shen, CEO of I-Mab. “The data generated from this study will provide valuable information about TJ210/MOR210’s safety and tolerability profile and its potential benefits in patients with advanced cancers.”

“We look forward to progressing with MOR210/TJ210 into clinical studies together with I-Mab to investigate its potential as a novel therapeutic option for patients with advanced solid tumors,” said Dr. Malte Peters, Chief Research & Development Officer of MorphoSys.

MorphoSys will receive a $1.5 million payment from I-Mab for achieving this milestone under the license agreement between the two companies. MorphoSys and I-Mab entered into an exclusive strategic collaboration and licensing agreement to develop and commercialize MOR210/TJ210 in November 2018. Under the terms of agreement, I-Mab receives exclusive rights to develop and commercialize MOR210/TJ210 in Greater China and South Korea, while MorphoSys retains rights in other parts of the world. With support from MorphoSys, I-Mab will also fund and conduct all global development activities of MOR210/TJ210, including clinical trials in China and the U.S., towards clinical proof-of-concept (PoC) in oncology.

About MOR210/TJ210

MOR210/TJ210 is a novel human antibody directed against C5aR1 derived from MorphoSys’s HuCAL Platinum® technology. C5aR1, the receptor of the complement factor C5a, is investigated as a potential new drug target in the field of immuno-oncology and autoimmune diseases. Tumors have been shown to produce high amounts of C5a, which, by recruiting and activating myeloid-derived suppressor cells (MDSCs), M2 macrophages and neutrophils, is assumed to contribute to an immune-suppressive pro-tumorigenic microenvironment. MOR210/TJ210 is intended to block the interaction between C5a and its receptor, thereby potentially neutralizing the immune suppressive function of C5a and enabling immune cells to attack the tumor.

HuCAL Platinum® is a registered trademark of MorphoSys AG.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for patients suffering from cancer and autoimmune diseases. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of MorphoSys’ proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has more than 600 employees. More information at www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

About I-Mab

I-Mab (NASDAQ: IMAB) is an innovation-driven global biopharma company focused on the discovery, development and commercialization of novel and highly differentiated biologics for immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s globally competitive pipeline of more than 15 clinical and pre-clinical stage drug candidates is driven by its internal discovery and global partnerships for in-licensing, based on the Company’s Fast-to-Proof-of-Concept and Fast-to-Market development strategies. The Company is progressing from a clinical stage biotech company into a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, a world-class GMP manufacturing facility and commercial capability. I-Mab has offices in Beijing, Shanghai, Hangzhou and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter and WeChat.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the further clinical development of MOR210/TJ210, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for MOR210/TJ210 as well as the potential future commercialization of MOR210/TJ210. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are

MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for MOR210/TJ210, the further clinical development of MOR210/TJ210, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings , MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

I-Mab Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding data from the TJ210/MOR210 phase 1 trial, the potential implications of clinical data for patients, and I-Mab’s advancement of, and anticipated clinical development, regulatory milestones and commercialization of TJ210/MOR210. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contacts:

MorphoSys

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 Thomas.Biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1-857-772-0240 myles.clouston@morphosys.com

I-Mab
Media Contact: Gigi Feng Chief Communications Officer gigi.feng@i-mabbiopharma.com +86 21 6057 8000	Investor Contact: Jielun Zhu Chief Financial Officer jielun.zhu@i-mabbiopharma.com +86 21 6057 8000